Exhibit 4.19

Dated:  as of 12 January 2016

GLOBUS MARITIME LIMITED (1)

and

SILANER INVESTMENTS LIMITED (2)

AGREEMENT

For a Revolving Credit Facility

of up to US Dollars $3,000,000.00

THIS AGREEMENT is dated as of 12 January 2016 and made in Cyprus

BETWEEN:

(1)	GLOBUS MARITIME LIMITED, a company duly incorporated in the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, Marshall Islands (“the Borrower”);

(2)	SILANER INVESTMENTS LIMITED, a company duly incorporated in Cyprus and having its registered office at 1 Kostaki Pandelidi Street, Kolokasides Building, 3rd floor, PC 1010, Nicosia, Cyprus (“the Lender”);

AND IT IS HEREBY AGREED as follows:

1. REVOLVING CREDIT FACILITY- PURPOSE

1.01 This agreement sets out the terms and conditions upon and subject to which the Lender shall make available to the Borrower a revolving credit facility of up to US Dollars Three million (US$3,000,000.00) (“the Facility”) during a period starting on the date hereof and ending on 12 January 2018 to be used by the Borrower for general working capital purposes. The Lender shall not be obliged to monitor or verify how the proceeds of the Facility or part thereof have been used by the Borrower.

2. UTILISATION

2.01 (Utilisation of the Facility) The Facility shall be advanced by the Lender to the Borrower in advances (each advance of the Facility is hereinafter called: “the Advance” and the principal amount owing in respect of each Advance at any relevant time is hereinafter called: “the Loan” or, as the case may be “the Loans”) following receipt by the Lender of a written notice from the Borrower in form and substance satisfactory to the Lender (“the Utilisation Request”). Subject to the following conditions the Borrower may serve a Utilisation Request not later than three (3) banking days prior to the intended date on which the Borrower requests that the relevant Advance be made available (“the Drawdown Date”). A Utilisation Request must be signed by an authorised representative of the Borrower and once served, such Utilisation Request cannot be revoked without the prior written consent of the Lender.

2.02 (Conditions of Utilisation) The conditions referred to in clause 2.01 are that:

(a)	the amount of each Advance has to be a multiple of US$100,000.00 and shall not exceed the amount of the Facility;
(b)	the aggregate amount of all the Loans shall not exceed the amount of the Facility;
(c)	The conditions set out in clause 7 (as applicable to the relevant Utilisation Request) have been complied with, by the Borrower.

3. INTEREST

3.01 (Interest Rate and Computation) The Borrower shall pay interest at a rate of five percent (5%) per annum on each Loan on the last day of each period of three months. The first interest payment date shall be the last day of a period of three (3) months after the Drawdown Date of the relevant Advance. The term “month” used in Clauses 3 and 5 means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that: (i) if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and: (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month, but if there is no such Banking Day it shall end on the preceding Banking Day; and “months” and “monthly” shall be construed accordingly. All interest and other payments periodic or payable by reference to a rate per annum under this agreement shall accrue from day to day and be calculated on the basis of actual number of days elapsed and a three hundred and sixty (360) day year.

3.02 (Default Interest) In case of failure of the Borrower to pay any sum due under this agreement, the Borrower shall pay default interest on such sum from the due date or, as the case may be the date of the demand up to the date of actual payment (as well after as before judgment) at the rate of two percent (2%) per annum above the interest rate provided for in Clause 3.01.

4. REPAYMENT- VOLUNTARY PREPAYMENT

4.01 (Repayment) The aggregate of all the Loans, interest accrued thereon, costs and all other sums owing and outstanding under this agreement shall be repaid in full in one lump sum not later than 12 January 2018 (“the Final Maturity Date”). On the Final Maturity Date, the Facility will be deemed automatically cancelled and revoked without any notice to the Borrower and no amount may be re-borrowed on or after the Final Maturity Date. On the Final Maturity Date any interest owing and unpaid, costs and any other amounts owing under this agreement shall be paid in full.

4.02 (Voluntary Prepayment) The Borrower shall have the right at any time, to prepay a Loan or part thereof together with all unpaid interest accrued thereon and all other sums of money whatsoever due and owing from the Borrower to the Lender under such Loan. In case the Borrower elects to prepay part of the Loan, such prepayment can only be made in multiples of US$100,000.00. Unless a contrary indication appears in this agreement, any Loan or part thereof which is prepaid may be re-borrowed in accordance with the terms of this agreement.

5. PAYMENTS

5.01 (Payment) All moneys to be paid by the Borrower under this agreement shall be paid to the Lender in same day immediately available Dollar funds to an account of the Lender to be notified by it to the Borrower.

5.02 (Payments on Banking Days) All payments due shall be made on a day on which banks and financial markets are opened for business of the nature contemplated by this agreement in New York and at the place of payment specified by the parties (“Banking Day”). If the due date for payment falls on a day which is not a Banking Day, the payment or payments which is due shall be made on the first Banking Day thereafter, provided that this falls in the same calendar month. If it does not, payments shall fall due and be made on the last Banking Day before the said due date.

5.03 (No withholdings - Gross up) All payments to be made by the Borrower shall be made in full, without set-off or counterclaim whatsoever, and free and clear of, and without withholding or deduction for-, or on account of- taxes or withholdings and any restrictions or conditions resulting in any charge whatsoever imposed, either now or hereafter, by any legal or regulatory provisions at the place of payment or receipt of any amount payable under this agreement; and the Borrower shall pay to the Lender such additional amounts as may be necessary to ensure that the Lender will receive a net amount equal to the full amount which would have been received had payment not been made, subject to such deductions, charges or withholdings.

6. REPRESENTATIONS AND WARRANTIES

6.01 The Borrower makes the representations and warranties set out in this clause to the Lender on the date of this agreement:

(a)	The Borrower is a duly incorporated corporation validly existing under the law of its jurisdiction of incorporation;

(b)	The Borrower is listed on the NASDAQ stock exchange as a foreign private issuer;

(c)	The Borrower has the power and authority to execute, deliver and perform its obligations under this agreement and the transactions contemplated hereunder. No limit on its powers will be exceeded as a result of the borrowing contemplated by this agreement;

(d)	The Borrower's obligations under this agreement are legal, valid, binding and enforceable in accordance with its terms and do not contravene any other obligations of the Borrower.

7. CONDITIONS PRECEDENT

7.01 The obligation of the Lender to make the first Advance available to the Borrower shall be subject to the conditions that prior to and/or simultaneously with the delivery of the first Utilisation Request the Lender shall have received the following documents and evidence in form and substance satisfactory to the Lender:

(i)	A recent Certificate of Incumbency of the Borrower signed by the secretary or a director of the Borrower stating its officers and/or its directors;

(ii)	Minutes of Meetings of the directors of the Borrower at which there was approved the entry into, execution, delivery and performance of this agreement; and

(iii)	Evidence of the due authority of any person signing this agreement and any other documents executed or to be executed pursuant hereto or thereto, on behalf of the Borrower.

7.02 The obligation of the Lender to allow any further use of the Facility or part thereof shall be subject to the conditions that prior to and/or simultaneously with the delivery of the relevant Utilisation Request:

(i)	the representations and warranties set out in Clause 6 are true and correct on and as of each such time as if each was made with respect to the facts and circumstances existing at such time;

(ii)	any consent or permit as may be required has been obtained and remains valid; and

(iii)	no Event of Default shall have occurred and be continuing or would result from the drawdown of an Advance.

8. COVENANTS

The Borrower covenants with the Lender that, as of the date of this agreement until all its liabilities under this agreement have been discharged:

(a)	The Borrower, upon written request by the Lender, shall deliver to the Lender certified copies of all audited annual statements and all quarterly reports as soon as they are available, together with all other information that the Lender may reasonably require concerning the Borrower or its business.

(b)	The Borrower shall promptly, after becoming aware of them, notify the Lender of any litigation, arbitration or administrative proceedings or claim.

(c)	The Borrower shall promptly obtain all consents or authorisations necessary (and do all that is needed to maintain them in full force and effect) under any law or regulation to enable it to perform its obligations under this agreement.

(d)	The Borrower shall notify the Lender of any Event of Default (and the steps, if any, being taken to remedy it) promptly on becoming aware of its occurrence.

(e)	The Borrower shall carry on and conduct its business in a proper and efficient manner and will not make any substantial change to the general nature or scope of its business as carried on at the date of this agreement.

(f)	The Borrower shall continue to comply with all listing requirements with the NASDAQ Stock Exchange and applicable securities laws and regulations and make all required filings (including but not limited to filings pertaining to the consummation of this agreement).

(g)	The Borrower shall ensure that its obligations under this agreement shall at all times rank at least pari passu with all its other present and future unsecured and unsubordinated indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract.

9. EVENTS OF DEFAULT

9.01 (Events of Default) There shall be an Event of Default whenever any of the following events occurs:

(a)	Failure by the Borrower to pay any sum due from the Borrower under this agreement when due, or, in the case of any sum payable on demand, within three (3) Banking Days of such demand; or

(b)	The Borrower fails (other than by failing to pay) to comply with any provision of this agreement and (if the Lender considers, acting reasonably, that the default is capable of remedy) such default is not remedied within fourteen (14) Business Days of the Borrower becoming aware of the default; or

(c)	The equity interest held directly or indirectly by the current major shareholder of the Borrower and its affiliates in the share capital of the Borrower falls at any time and for any reason whatsoever below forty percent (40%) of the voting securities or economic interest in the Borrower; or

(d)	The Borrower is adjudicated or found bankrupt or insolvent or any order is made by any competent court or resolution passed by the Borrower or petition presented for the winding-up or dissolution of the Borrower or for the appointment of a liquidator, trustee, administrator or conservator of the whole or any part of the undertakings, assets, rights or revenues of the Borrower or the Borrower suspends or ceases or threatens to suspend or cease to carry on its business; or

(e)	Any provision of this agreement is or becomes, for any reason, invalid, unlawful, unenforceable, terminated, disputed or ceases to be effective or to have full force and effect; or

(f)	Any other event occurs or circumstance arises which, in the reasonable opinion of the Lender, is likely to affect materially and adversely either (i) the ability of the Borrower to perform all or any of its obligations under or otherwise to comply with the terms of this Agreement or (ii) the financial condition of the Borrower.

9.02 (Consequences of Default) Without prejudice to any other rights of the Lender under the applicable laws and regulations and/or this agreement the Lender may at any time after the occurrence of an Event of Default by written notice to the Borrower (i) revoke the Facility in whole (whereupon the Facility shall be reduced to zero), (ii) declare that all the Loans and all interest accrued thereon and all other sums payable under this agreement be due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable without any further diligence, presentment, demand of payment, protest or notice which are expressly waived by the Borrower, and (iii) take any other action which as a result of the Event of Default or any notice served hereunder the Lender is entitled to take under this agreement or any applicable laws and regulations.

9.03 (Proof of Default) It is agreed that (i) the non-payment of any sum of money in time will be proven conclusively by mere passage of time and (ii) the occurrence of this (non-payment) and any other Event of Default shall be proven conclusively by a mere written statement of the Lender (save for manifest error).

10. INDEMNITIES – EXPENSES

10.01 The Borrower shall on demand indemnify the Lender, without prejudice to any of the other rights of the Lender against any loss or expense which the Lender shall certify as sustained or incurred as a consequence of: (i) any default in payment of any sum under this agreement when due, (ii) the occurrence of any Event of Default including, in any such case, but not limited to, any loss or expense sustained or incurred in maintaining or funding the Facility or a Loan or Loans in liquidating or re-employing deposits from third parties acquired to effect or maintain the Facility or a Loan or Loans or any part thereof.

10.02 The Borrower shall pay to the Lender on demand all expenses (including legal expenses and any expenses for filings required under the NASDAQ listing rules and/or applicable securities laws and regulations) incurred by the Lender in connection with the negotiation, preparation and execution of this agreement and of any amendment or extension of or the granting of any waiver or consent under this agreement. The Borrower shall also pay any and all stamp duties, registration and similar taxes or charges (including those payable by the Lender) imposed by governmental authorities in relation to this agreement, and shall indemnify the Lender against any and all liabilities with respect to, or resulting from delay or omission on the part of the Borrower to pay such stamp duties, taxes or charges.

11. MISCELLANEOUS

11.01 (Assignment by the Borrower) The Borrower may not assign any rights and/or obligations under this agreement without the prior written consent of the Lender.

11.02 (Assignment by the Lender) The Lender may at any time assign, transfer, or offer participations to any other person in whole or in part, or in any manner dispose all or any of its rights and/or obligations arising or accruing under this agreement. The Lender may disclose to a potential assignee, transferee or participant or to any other person who may propose entering into contractual relations with the Lender in relation to this agreement such information about the Borrower as the Lender shall consider appropriate.

11.03 (Set-off) The Lender may at any time set off any liability of the Lender to the Borrower against any liability of the Borrower to the Lender, whether either liability is present or future, liquidated or unliquidated, and whether or not either liability arises under this agreement or otherwise. If the liabilities to be set off are expressed in different currencies, the Lender may convert either liability at a market rate of exchange for the purpose of set-off. Any exercise by the Lender of its rights under this clause shall not limit or affect any other rights or remedies available to it under this agreement or otherwise.

11.04 (Evidence) Any document, certificate or instrument (whether in hard copy or electronic form) issued by the Lender stating the amount of the outstanding sums under this agreement that have become due and payable, shall constitute full and conclusive evidence binding on the Borrower as to any amount (in respect of principal, interest, expenses, fees and any other amount) owing and/or due at any relevant time by the Borrower to the Lender under this agreement, provided however that the Borrower shall be entitled to rebut the above evidence by any evidence admissible at law. Notwithstanding the above relating to the right of the Borrower to rebut, enforcement proceedings may be initiated on the basis of such document, certificate or instrument.

11.05 (Cumulative Remedies) The rights and remedies of the Lender contained in this agreement are cumulative and not exclusive of each other nor of any other rights or remedies conferred by law.

11.06 (Waivers) No delay or failure to exercise any right under this agreement shall operate as a waiver of that right and no single or partial exercise of any right under this agreement shall prevent any further exercise of that right (or any other right under this agreement).

11.07 (Severance) If any provision (or part of a provision) of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision (or part of a provision) shall be deemed deleted. Any modification to or deletion of a provision (or part of a provision) under this clause shall not affect the legality, validity and enforceability of the rest of this agreement.

11.08 (Amendments) This agreement shall not be amended or varied in their respective terms by any oral agreement or representation or in any other manner other than by an instrument in writing of even date herewith or subsequent hereto executed by or on behalf of the parties hereto or thereto.

11.09 (Notices) Each notice or other communication required to be given under, or in connection with, this agreement shall be:

(a)	in writing, delivered personally or sent by courier or fax or shall be served through process server or via e-mail; and
(b)	sent:

(i)  to the Borrower at:

GLOBUS MARITIME LIMITED.

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor

166 74 Glyfada

Athens, Greece

Fax: +30 210 9608359

Email: corporatesecretary@globusmaritime.gr

Attention: Corporate Secretary

(ii)  to the Lender at:

SILANER INVESTMENTS LIMITED.

1, Kostaki Pantelides Street, 3rd Floor

1010 Nicosia, Cyprus

Fax: +357 22 27 10 04

Email: corporate@papaphilippou.eu

Attention: Philippos Philippou

or to any other addresses, fax numbers, or email addresses that are notified in writing by one party to the other from time to time.

Any notice or other communication given under this agreement shall be deemed to have been received: if sent by fax, upon receipt of a successful transmission report (or –if sent after business hours– the following business day), if sent via-email upon acknowledgment of receipt thereof and in all other cases when actually delivered or served.

11.10 (Process Agent in Greece) Ms Olga Lambrianidou (128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece) is hereby appointed by the Borrower as agent in Greece to accept service (hereinafter: “the Greek Process Agent”) upon whom any judicial process may be served and any notice, request, demand or other communication under this agreement. In the event that the Greek Process Agent (or any substitute process agent notified to the Lender in accordance with the foregoing) cannot be found at the address specified above (or, as the case may be, notified to the Lender), which will be conclusively proved by the affidavit of a process server to that effect, the authority of the Greek Process Agent as agent to accept service shall be deemed to have ceased and service of documents may be effected in accordance with the procedure provided by the relevant law. In case, however, that such Greek Process Agent is found at any other address, the Lender shall have the right to serve the documents either on the Greek Process Agent at such address or in accordance with the procedure provided by the relevant law.

11.11 (Third Party Rights) A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this agreement.

11.12 (Counterparts) This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute one agreement.

11.13 (Governing Law and Jurisdiction)

(a)	This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law;

(b)	Each party irrevocably agrees that, subject as provided below, the courts of Piraeus - Greece shall have exclusive jurisdiction over any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims). Nothing in this clause shall limit the right of the Lender to take proceedings against the Borrower in any other court of competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdictions, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

IN WITNESS whereof, the parties hereto have caused this agreement to be duly executed the day and year first above written.

SIGNED by	)
Loucas Hadjiyiangou	)
for and on behalf of	)
GLOBUS MARITIME LIMITED	)	/s/Loucas Hadjiyiangou
the Borrower	)	Attorney-in-Fact

SIGNED by	)
Philippos Philippou	)
for and on behalf of	)
SILANER INVESTMENTS LIMITED	)
the Lender	)	/s/ Philippos Philippou
Director

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